mm

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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13012501

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
405

| SEC FILE NUMBER |
|---|
| 8- 51348 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Hollencrest Capital Management
Hollencrest Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle Suite 500
(No. and Street)

| Newport Beach | California | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 737-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/28/13

# OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Capital Management, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 13 day of February, 2013 by Peter Pellizzon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

Managing Member | CCO/COO
Title

NITA L. CHARLTON
Commission # 1965854
Notary Public - California
Orange County
My Comm. Expires Jan 7, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditor's Report

Board of Directors
Hollencrest Securities, LLC:

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2013

**Hollencrest Securities, LLC**
**Statement of Financial Condition**
**December 31, 2012**

## Assets

| | | |
|---|---|---|
| Cash | $ | 8,772 |
| Receivables from clearing organizations | | 3,046,552 |
| Deposit with clearing organization | | 100,000 |
| Marketable securities, at market value | | 75,000 |
| Loan receivable | | 56,544 |
| Receivable from affiliate | | 19,954 |
| Property and equipment, net | | 116,033 |
| Receivables - other | | 16,970 |
| Receivables from customers | | 83,392 |
| Prepaid expenses | | 159,309 |
| **Total assets** | $ | 3,682,526 |

## Liabilities and Members' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 100,752 |
| Commission payable | | 51,947 |
| Pension payable | | 165,008 |
| Deferred income | | 1,569,351 |
| Note payable | | 97,417 |
| **Total liabilities** | | 1,984,475 |

Commitments and contingencies

**Members' equity**

| | | |
|---|---|---|
| Members' equity | | 1,698,051 |
| **Total members' equity** | | 1,698,051 |
| **Total liabilities and members' equity** | $ | 3,682,526 |

*The accompanying notes are an integral part of these financial statements.*

# Hollencrest Securities, LLC
## Statement of Income
## For the Year Ended December 31, 2012

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 3,420,937 |
| Fee based income | 3,679,134 |
| Consulting income | 552,725 |
| Interest and dividends | 158,087 |
| Other income | 95,274 |
| Gains (losses) on sale of intangible assets | 302 |
| **Total revenues** | 7,906,459 |
| **Expenses** | |
| Employee compensation and benefits | 1,549,136 |
| Commission expenses | 541,955 |
| Professional fees | 152,180 |
| Taxes, licenses and fees | 35,431 |
| Occupancy expense | 404,023 |
| Communications | 433,574 |
| Other operating expenses | 599,720 |
| **Total expenses** | 3,716,019 |
| **Net income (loss) before income tax provision** | 4,190,440 |
| **Income tax provision** | 12,590 |
| **Net income (loss)** | $ 4,177,850 |

*The accompanying notes are an integral part of these financial statements.*

**Hollencrest Securities, LLC**

**Statement of Changes in Members' Equity**

**For the Year Ended December 31, 2012**

| | | Members' Equity |
|---|---|---|
| **Balance at December 31, 2011** | $ | 981,989 |
| Member's distributions | | (3,461,788) |
| Net income (loss) | | 4,177,850 |
| **Balance at December 31, 2012** | $ | 1,698,051 |

*The accompanying notes are an integral part of these financial statements.*

**Hollencrest Securities, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 4,177,850 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 11,983 | |
| (Gain) Loss on sale of property plant & equipment | 5,428 | |
| (Increase) decrease in assets: | | |
| Receivables from clearing organizations | (1,931,662) | |
| Marketable securities, at market value | 2,221,513 | |
| Loan receivable | (49,846) | |
| Receivable from affiliate | (1,304) | |
| Receivables - other | 87,781 | |
| Receivables from customers | 65,324 | |
| Prepaid expenses | (9,759) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 20,778 | |
| Commission payable | 16,126 | |
| Deferred rent | (9,994) | |
| Pension payable | 21,808 | |
| Deferred income | (1,152,944) | |
| Total adjustments | | (704,768) |
| **Net cash provided by (used in) operating activities** | | 3,473,082 |
| **Cash flow from investing activities:** | | |
| Purchase of property and equipment | (104,333) | |
| **Net cash provided by (used in) in investing activities** | | (104,333) |
| **Cash flow from financing activities:** | | |
| Capital distributions | (3,461,788) | |
| Proceeds from note payable | 97,417 | |
| **Net cash provided by (used in) financing activities** | | (3,364,371) |
| **Net increase (decrease) in cash** | | 4,378 |
| **Cash at beginning of year** | | 4,394 |
| **Cash at end of year** | | $ 8,772 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 578 | |
| Income taxes | $ 12,590 | |

*The accompanying notes are an integral part of these financial statements.*

**Hollencrest Securities, LLC**
**Notes to Financial Statements**
**December 31, 2012**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hollencrest Securities, LLC (the "Company") was formed as a California Limited Liability Company on June 12, 1998. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA"), a broker/dealer and Registered Investment Advisor with the Securities and Exchange Commission ("SEC"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a member of the the National Futures Association ("NFA") and a member with the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker with Commodity Futures Trading Commission ("CFTC"). The Company conducts business under the DBA Hollencrest Capital Management.

The Company provides investment and financial services to a variety of individual, trust, institutional, and corporate clients. The Company provides retail brokerage services, selling corporate equity and debt, OTC, municipals, and variable life insurance securities, as well as engaging in proprietary trading of securities for its own account. The Company also provides investment advisory services, and effects transactions in commodities and commodity futures as broker for others.

The Company has a limited number of clients, two of which contributed approxiamtely 15% of the Company's revenue for the year ended December 31, 2012.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organizations represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Revenues from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company.

Marketing costs are expensed as incurred. For the year ended December 31, 2012, the Company charged $26,359, to other operating expenses for marketing costs.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 19, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: RECEIVABLES FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2012, the receivables from clearing organizations of $3,046,552 was pursuant to these clearance agreements.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with JP Morgan Clearing Corporation ("Clearing Broker") to carry its accounts and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2012 was $100,000.

## Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of investments in closed ended funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. At December 31, 2012, these securities are carried at their fair market value of $75,000.

## Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

**Note 5: PROPERTY AND EQUIPMENT, NET (Continued)**

| | | | Useful Life |
|---|---|---|---|
| Furniture and Fixtures | $ | 207,334 | 7 |
| Computer Equipment | | 305,081 | 5 |
| Office Equipment | | 35,585 | 5 |
| Software | | 56,679 | 5 |
| Total cost of property and equipment | | 604,679 | |
| Less: accumulated depreciation | | (488,646) | |
| Property and equipment, net | $ | 116,033 | |

Depreciation expense for the year ended December 31, 2012 was $11,983.

**Note 6: INCOME TAXES**

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2012, the income tax provision consists of the following:

| | | |
|---|---|---|
| Franchise tax | $ | 800 |
| Gross receipts tax | | 11,790 |
| Total income tax provision | $ | 12,590 |

**Note 7: LOAN RECEIVABLE**

In September 2009, the Company loaned an employee $13,061. The loan is uncollateralized and is being repaid over 5 years, at an interest rate of 1% per annum. The outstanding balance of the loan at December 31, 2012, was $4,018.

In 2012 the Company loaned another employee $52,525. This loan is collateralized and is currently due with a pending payoff via escrow.

**Note 8: DEFERRED INCOME**

During the year ended December 31, 2011, the Company closed a Corporate Owned Life Insurance ("COLI") transaction that netted a $2,718,006 commission for the Company. The COLI transaction had a specific earn out period, during which a chargeback provision of up to 100% existed within the first 12 months, then reduced over the following four years. The Company recognized $1,148,625 of the COLI commission revenue during the year ended December 31, 2012. As of December 31, 2012, $1,569,351 of the commissions remained deferred.

**Note 9: NOTE PAYABLE**

In November of 2012, the Company borrowed $100,000 from Pacific Western Bank to finance fixed asset additions. The loan is guaranteed by the officers and is due in monthly installments over three years, at an interest rate of 5%. At December 31, 2012, the outstanding principal balance of the loan was $97,417, and the Company recorded $578 in interest expense associated with this note.

**Note 10: RELATED PARTY TRANSACTIONS**

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as investment advisor to the Fund.

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2012, the Company earned $228,454 in commissions and management fees from this relationship.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

**Note 11: PROFIT SHARING PLAN**

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management. The total employer contribution for the year ended December 31, 2012, was $150,952.

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2012, the Company made contributions of $14,056.

## Note 12: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 13: COMMITMENTS AND CONTINGENCIES

*Commitments*

In 2012, the Company extended its existing lease for an additional sixty five months, from January 1, 2013 to May 31, 2018. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2012, the minimum annual payments are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2013 | $ | 116,592 |
| 2014 | | 203,370 |
| 2015 | | 209,366 |
| 2016 | | 215,362 |
| 2017 | | 221,941 |
| 2018 & thereafter | | 93,690 |
| | $ | 1,060,321 |

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011). | After December 15, 2011 |
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011). | After December 15, 2011 |
| 2012-02 | Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012). | After September 15, 2012 |

## Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $1,234,599 which was $1,102,301 in excess of its required net capital of $132,298; and the Company's ratio of aggregate indebtedness ($1,984,475) to net capital was 1.61 to 1, which is less than the 15 to 1 maximum allowed.

**Hollencrest Securities, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2012**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Members' equity | $ 1,698,051 | |
| **Total members' equity** | | $ 1,698,051 |
| Less: Non-allowable assets | | |
| Loan receivable | (56,544) | |
| Receivable from affiliate | (19,954) | |
| Property and equipment, net | (116,033) | |
| Receivables - other | (16,970) | |
| Receivables from customers | (83,392) | |
| Prepaid expenses | (159,309) | |
| **Total non-allowable assets** | | (452,202) |
| **Net capital before haircuts** | | 1,245,849 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (11,250) | |
| **Total haircuts on securities** | | (11,250) |
| **Net Capital** | | 1,234,599 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 132,298 | |
| Minimum dollar net capital required | $ 100,000 | |
| Net capital required (greater of above) | | (132,298) |
| **Excess net capital** | | $ 1,102,301 |
| Ratio of aggregate indebtedness to net capital | 1.61 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012.

*See independent auditor's report*

**Hollencrest Securities, LLC**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

Information relating to possession or control requirements is not applicable to Hollencrest Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Hollencrest Securities, LLC**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended December 31, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hollencrest Securities, LLC:

In planning and performing our audit of the financial statements of Hollencrest Securities, LLC, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2013

**Hollencrest Securities, LLC**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e) 4**

**For the Year Ended December 31, 2012**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hollencrest Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hollencrest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Hollencrest Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hollencrest Securities, LLC's management is responsible for the Hollencrest Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Hollencrest Securities, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2013

**Hollencrest Securities, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2012**

| | | Amount |
|---|---|---|
| Total assessment | $ | 13,854 |
| SIPC-6 general assessment<br>Payment made on July 30, 2012 | | (6,634) |
| SIPC-7 general assessment<br>Payment made on February 6, 2013 | | (7,220) |
| Total assessment balance<br>(overpayment carried forward) | $ | - |